

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2015

Via E-mail
Yuliana Slashcheva
Chief Executive Officer
CTC Media, Inc.
31A Leningradsky Prospekt
Moscow, Russia 125284

**Re:     CTC Media, Inc.**
**Schedule 13E-3**
**File No. 005-82305**
**Schedule 14A**
**File No. 000-52003**
**Filed October 22, 2015, by CTC Media, Inc.**

Dear Ms. Slashcheva:

　　　　We have reviewed the above-captioned filings and have the following comments.  Some of our comments ask for additional information so we may better understand the disclosure.

　　　　Please respond to this letter by amending the filings or by providing the requested information.  If a belief is held that any of our comments do not apply under the current facts and circumstances or an amendment is appropriate, please advise us why in a response letter.

　　　　After reviewing any amendment to the filings and the information provided in response to these comments, we may have additional comments.

**Schedule 14A**

Analysis of Financial Advisor of the Special Committee—Xenon Capital Partners, page 5

1.　　　Please reconcile the disclosure that indicates the maximum consideration estimated by Xenon could be $2.19 per share with the disclosure in Annex D where Xenon opined on September 15, 2015 that its fairness assessment was based on a per share price of $2.21.

Merger Consideration, page 9

2.　　　We noticed the disclosure that "each outstanding share of our common stock…will be converted into the right to receive the merger consideration, which we anticipate will be between $1.77 and $2.19 per share in cash based on the information currently available…"  Advise us why identification of a range of consideration, and one that appears subject to change, are compliant with Item 14(b)(4) of Schedule 14A.

Reasons for the Transactions; Fairness of the Transactions, page 39

3.  We note the disclosure appearing on pages 43-44 regarding certain determinations made by the Board of Directors, including its finding that "the positive factors relating to the sale and the merger significantly outweighed the potential negative factors." Notwithstanding these disclosures, the issuer, CTC Media, Inc., is the party required to make a fairness determination. Please revise the discussion of fairness to affirmatively and expressly include a fairness determination made by the issuer CTC Media. No objection will be made, however, if the Board of Directors explicitly makes this determination on behalf of the issuer and directs such determination to the unaffiliated security holders of CTC Media, Inc. See Item 1014(a) of Regulation M-A.

4.  We note the extensive discussion of factors considered by both the special committee and Board of Directors. Revise to disclose the extent to which each of the factors enumerated in Instruction 2 of Item 1014 of Regulation M-A supported or detracted from the issuer's fairness determination. If a factor was dismissed by the issuer in reaching a fairness determination, identify the factor and the reasons such dismissal occurred. Refer to Item 1014(b) of Regulation M-A and Instruction 2 thereto, as well as corresponding Q&A No. 20 in Exchange Act Release 17719 (April 13, 1981).

5.  Given the projected range of consideration that could be received by unaffiliated security holders, in combination with the possibility that the range could change once additional information becomes known, advise us of the basis upon which the issuer can make its fairness determination in light of the absence of a guaranteed minimum amount of consideration unaffiliated security holders could expect to receive upon consummation of the merger. Please also address how such a fairness determination may be substantiated even though the range of consideration appears subject to change, and perhaps materially.

6.  Given the "whether or not" legal standard included within Item 8 of Schedule 13E-3 and corresponding Items 1014(c) and (e), affirmative statements regarding the availability of procedural protections, or absence thereof, associated with the proposed Rule 13e-3 transaction are required. Negative responses to these disclosure items must be expressly disclosed. Refer to Instruction E of Schedule 13E-3, or advise.

7.  To the extent that the safeguards specified in Items 1014(c)-(e) have not been provided in connection with the proposed Rule 13e-3 transaction, the fairness discussion must be revised to include an express statement that addresses the basis for any fairness determination that is forthcoming by the issuer "despite the absence of these safeguards." See Question and Answer Number 21 in Exchange Act Release 17719 (April 13, 1981).

Certain Company Forecasts, page 53

8.  Advise us what consideration, if any, CTC Media has given to presenting the forecasts in manner that is compliant with Item 100 of Regulation G.

9.      We noticed the inclusion of cautionary language that indicates the CTC Media undertakes no obligation to update… "even in the event that any of the assumptions underlying the financial projections are shown to be in error or change except to the extent required by applicable federal securities law."   Please advise us as to the circumstances that could arise where all of the assumptions shown are in error yet CTC would bear no obligation to update.  To the extent that no such circumstances exist, please revise the disclosure to remove the implication that compliance with the federal securities law is the exception in such instances, especially in the context of the proposed transaction.  Consequently, it appears that CTC does have an ongoing obligation to update and that the disclaimer appears to have been incorrectly cited as a matter of fact and law.

Interests of Certain Persons in the Merger, page 56

10.     We noticed that certain of the directors and executive officers, as well as Telcrest, have financial interests in the merger that may differ from those held by unaffiliated security holders.  Given that a reduction of the compliance costs and administrative burden associated with operating CTC Media, including the costs associated with regulatory filings and compliance requirements, is anticipated if the transactions are approved, please supplement the existing disclosures by expressly indicating that affiliated security holders will become the direct beneficiaries of these costs savings.  Please also quantify these cost savings by providing an aggregate total based on 2014 fiscal year expense data, and affirmatively indicate these savings will be realized on an annual, recurring basis.

Cautionary Statement Concerning Forward Looking Statements, page 60

11.     Section 21E, by its terms, does not apply in the context of transactions subject to Rule 13e-3. Consequently, none of the statements contained within the proxy statement may be properly defined as "forward-looking" or are otherwise protected under that statutory provision.  Please remove the implication that any of the information contained within the proxy statement is regulated by such Private Securities Litigation Reform Act of 1995.

Fee Arrangements, page 68

12.     Advise us how the information provided in this section complies with Item 10 of Schedule 13E-3 and corresponding Item 1007(c) of Regulation M-A.  Those regulatory provisions require a reasonably detailed itemized statement of all expenses to be incurred.

Where You Can Find More Information, page 115

13.     The reference made to the availability of the Schedule 13E-3 exhibits is insufficient to satisfy the disclosure obligation under Item 9 of Schedule 13E-3.  Notwithstanding the existing disclosure under Item 9(c) of Schedule 13E-3, revise the proxy statement to state whether the Xenon Capital Partners materials will be available for inspection and copying at the issuer's principal executive office during regular business hours.  See Item 1015(c) of Regulation M-A and Instruction E to Schedule 13E-3.

14. Financial information from annual and quarterly reports file by CTC Media has been incorporated by reference in order to satisfy the disclosure obligation arising under Item 13 of Schedule 13E-3. Under Instruction 1 to Item 13 of Schedule 13E-3, however, the issuer is required to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A. As the Summary Historical Consolidated Financial Data at page 14 is incomplete, please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all periods required by Item 13 of Schedule 13E-3. Refer to Interpretation I.H.7, accessible via the following link, for guidance in complying with an instruction nearly identical to Instruction 1 in the context of a tender offer: http://www.sec.gov/interps/telephone/phonesupplement3.htm

Annex

15. Rule 14a-6(a) requires that the form of proxy be on file for ten calendar days, yet no form of proxy appears to have been transmitted. Please amend the filing to include the form of proxy, or advise. In addition, please ensure that both the preliminary proxy statement and form of proxy are clearly marked as being preliminary. See Rule 14a-6(e)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules thereunder require. Since the issuer and its management are in possession of all facts relating to the required disclosures, they are responsible for the accuracy and adequacy of the disclosures made in the filings.

In responding to our comments, please provide a written statement from the issuer acknowledging that:

- the issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc:
Timothy J. Corbett
Morgan, Lewis and Bockius UK LLP